UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Algoma Steel Group Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

015658107

(CUSIP Number)

Michael Treisman Bain Capital Credit, LP 200 Clarendon Street, Boston, MA 02116 617-516-2763

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015658107	SCHEDULE 13D	Page 2 of 4

(1) Names of reporting persons	Bain Capital Credit, LP*
(2) Check the appropriate box if a member of a group ☐ (a) ☐ (b)
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place or organization	Delaware
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	5,168,485
(8) Shared voting power
(9) Sole dispositive power	5,168,485
(10) Shared dispositive power
(11) Aggregate amount beneficially owned by each reporting person	5,168,485
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	4.9%**
(14) Type of reporting person (see instructions)	PN

* Bain Capital Credit, LP has entered into Investment Management Agreements with a number of managed account clients pursuant to which it has authority to acquire, dispose of and vote securities on behalf of such clients.

** The percentage of the outstanding Common Shares (as defined below) beneficially owned by the Reporting Person is based on 105,403,930 Common Shares outstanding as of July 27, 2022, as reported in the Schedule TO/A filed by the Issuer (as defined below) with the Securities and Exchange Commission on August 2, 2022.

CUSIP No. 015658107	SCHEDULE 13D	Page 3 of 4

This Amendment No. 1 to Schedule 13D relates to the Common Shares, no par value (the “Common Shares”) of Algoma Steel Group Inc. (the “Issuer”) and amends the initial statement on Schedule 13D filed by the Reporting Person on April 13, 2022 (the “Initial Statement” and, as further amended by this Amendment No. 1 the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 4. Purpose of Transaction.

The Issuer engaged in a substantial issuer bid (the “Offer”) to repurchase up to $400,000,000 of it’s Common Shares. The Offer expired on July 27, 2022. 14,994,165 of the Common Shares tendered by the Reporting Person in the Offer were accepted for repurchase at a price of $9.75 per share. Pursuant to an arrangement with its broker, the Reporting Person disposed of an additional 19,120 Common Shares on August 5, 2022 for aggregate consideration of $9.75 per share.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b) Bain Capital Credit, LP has entered into Investment Management Agreements with a number of managed account clients pursuant to which it has authority to acquire, dispose of and vote securities on behalf of such clients. Pursuant to those Investment Management Agreements, the Reporting Person beneficially owns, with the sole power to direct the voting and disposition of, 5,168,485 Common Shares, representing approximately 4.9% of the outstanding Common Shares.

The percentage of the outstanding Common Shares beneficially owned by the Reporting Person is based on 105,403,930 Common Shares outstanding as of July 27, 2022, as reported in the Schedule TO/A filed by the Issuer with the Securities and Exchange Commission on August 2, 2022.

(c) Except as set forth in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person identified in Item 2 hereof, has effected any transaction in the Common Shares during the past 60 days.

(d) Except as otherwise described in this Item 5, to the knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Person identified in this Item 5.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Shares on August 2, 2022.

CUSIP No. 015658107	SCHEDULE 13D	Page 4 of 4

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	August 5, 2022	Signature:	/s/ Michael Treisman
		Name:	Michael Treisman
		Title:	Authorized Signatory